May 26, 2021

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Tactical Investment Series Trust (the “Trust”)

File Nos. 333-252544 and 811-23631

Dear Mr. Bellacicco:

This letter provides the Trust’s responses to the comments that the staff provided on Wednesday, May 26, 2021, on Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed on behalf of the Trust on May 24, 2021, and the Trust’s second response letter dated May 21, 2021 (the “May Letter”). I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment.

Statement of Additional Information

17.              In Comment 17 of the May Letter, you explained why there is no disclosure of the sub-advisory fee paid the investment adviser on behalf of the Funds, see Item 19(a)(3) to Form N-1A, or consider adding this disclosure to financial and registration statements. The staff reiterates its position that all advisory fees, direct and indirect, are disclosable items and notes that the applicable manager-of-managers order requires the new funds to provide the Aggregated Fee Disclosure. Therefore, the staff requests that you provide this disclosure in Item 19.

Response: The Trust has included the Aggregated Fee Disclosure, as required by the manager-of-managers order.

If you have any further comments or questions about the responses, please contact me at (513) 629-9482 or bjhowell@strausstroy.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA